August 29, 2005

HARRISON LAKE UPDATE

(VANCOUVER, BC August 26th, 2005) SUTCLIFFE RESOURCES LTD. (SR TSX-V) reports that it has completed its initial orientation ground geophysical program on its Harrison Lake base and precious metal project near Hope, in southern British Columbia.

University of Toronto Electro-Magnetics (UTEM) ground geophysical surveys were conducted, by SJ Geophysics Ltd., on 4 of the 15 high priority sulphide related Airborne Electro- Magnetic (AEM) targets that were identified in the November – December 2004 survey by Aeroquest of Toronto, Ontario. The ground survey included a 1.2 km portion of a 4.3 km AEM target. The surveys established the dip and depth character of the anomalies and identified drill target sites.

Given the size and response of the 4.3 km target, the company has initiated discussion to acquire adjacent claims thought to contain at least 2 sub parallel belts of similar geology. The earlier airborne survey identified the trend continuing into this prospective adjacent ground.

Permit application for drill testing is in progress and drilling is expected to start in the Fall of 2005 when sufficient water in the high alpine area is available.

Sutcliffe is exploring along the east side of Harrison Lake, a belt of ultramafic, metavolcanic and medasediments which extend in a northerly direction from the former producing BC Nickel Mine located 7km north of Hope, B.C., for over 60 kilometers.

For further information please visit our website www.sutclifferesources.com or contact L. Stephenson at 604-608-0223.

Laurence Stephenson, President
Sutcliffe Resources Ltd.
Vancouver, B.C.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risk factors and uncertainties which may cause actual results to vary considerably from these statements.